Exhibit 12.1

Computation of Ratio of Earning to Fixed Charges

(In Millions)

	Line #	2006		2005		2004		2003		2002		2001
Income Available for Fixed Charges:
Income before income taxes	1	$3.5		$24.2		$8.3		$14.6		$0.7		$3.1
Interest expense	2	39.4		22.6		8.1		6.4		9.1		14.8
Income available for fixed charges	3	42.9		46.8		16.4		21.0		9.8		17.9
Fixed Charges:
Interest expense	4	39.4		22.6		8.0		6.4		9.1		14.8
Number of times fixed charges were earned line 3 / line 4		1.1	X	2.1	X	2.0	X	3.3	X	1.1	X	1.2	X